Exhibit 99-1

Item 8 - Consolidated Financial Statements

Encore Capital Group, Inc. Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001

Report of Independent Auditors

The Board of Directors and Stockholders
Encore Capital Group, Inc.

We have audited the accompanying consolidated statements of financial condition of Encore Capital Group, Inc., previously known as MCM Capital Group, Inc., and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Encore Capital Group, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Costa Mesa, California
February 6, 2004

Encore Capital Group, Inc.
Consolidated Statements of Financial Condition
(In Thousands, Except Par Value Amounts)

	December 31, 2003	December 31, 2002

Assets
Cash and cash equivalents	$38,612	$752
Restricted cash	842	3,105
Investment in receivable portfolios, net (Notes 5, 6 and 8)	89,136	64,168
Investment in retained interest (Note 6)	1,231	8,256
Property and equipment, net (Note 7)	2,786	3,541
Deferred tax asset, net (Note 9)	1,358	6,813
Other assets	4,320	3,339

Total assets	$138,285	$89,974

Liabilities and stockholders' equity
Accounts payable and accrued liabilities (Note 8)	$11,644	$10,688
Accrued profit sharing arrangement (Note 8)	12,749	11,180
Income tax payable (Note 9)	883	531
Notes payable and other borrowings, net of discount of zero and
$742 as of December 31, 2003 and 2002, respectively (Note 8)	41,178	47,689
Capital lease obligations (Note 12)	460	344

Total liabilities	66,914	70,432

Commitments and contingencies (Note 12)

Stockholders' equity (Notes 10 and 11):
Convertible preferred stock, $.01 par value, 5,000 shares
authorized, zero shares and 1,000 shares issued and
outstanding
as of December 31, 2003 and 2002, respectively (Note 3)	–	10
Common stock, $.01 par value, 50,000 shares authorized,
and 22,003 shares and 7,411 shares issued and outstanding
as of December 31, 2003 and 2002, respectively (Notes 2 and 3)
	220	74
Additional paid-in capital	65,387	31,479
Accumulated earnings (deficit)	5,658	(12,388)
Accumulated other comprehensive income	106	367

Total stockholders' equity	71,371	19,542

Total liabilities and stockholders' equity	$138,285	$89,974

See accompanying notes to consolidated financial statements.

Encore Capital Group, Inc.
Consolidated Statements of Operations
(In Thousands, Except Per Share Amounts)

	Years ended December 31,

	2003	2002	2001

Revenues:
Revenue from receivable portfolios (Note5)	$115,575	$80,961	$32,581
Revenue from retained interest (Note 6)	307	5,707	9,806
Servicing fees and other related revenue (Note 12)	1,620	3,712	5,458

Total revenues	117,502	90,380	47,845

Operating expenses:
Salaries and employee benefits	39,286	35,137	27,428
Other operating expenses	11,335	7,934	5,708
Cost of legal collections	15,827	11,028	5,457
General and administrative expenses	6,509	6,314	5,750
Provision for portfolio losses (Note 5)	–	1,049	–
Depreciation and amortization (Note 7)	2,023	2,453	2,481

Total operating expenses	74,980	63,915	46,824

Income before other income (expense)
and income taxes	42,522	26,465	1,021
Other income (expense):
Interest expense (Notes 8)	(20,479)	(18,592)	(10,945)
Other income (Note 4)	7,380	213	208

Total other expense	(13,099)	(18,379)	(10,737)

Income (loss) before income taxes	29,423	8,086	(9,716)
(Provision for) benefit from income
taxes (Note 9)	(11,003)	5,703	(1,149)

Net income (loss)	18,420	13,789	(10,865)
Preferred stock dividends (Note 3)	(374)	(440)	–

Net income (loss) available to common stockholders	$18,046	$13,349	$(10,865)

Weighted average shares outstanding	10,965	7,339	7,161
Incremental shares from assumed conversion of
warrants, options, and preferred stock	9,908	9,120	–

Adjusted weighted average shares outstanding	20,873	16,459	7,161

Earnings (loss) per share – Basic	$1.65	$1.82	$(1.52)

Earnings (loss) per share – Diluted	$0.88	$0.84	$(1.52)

See accompanying notes to consolidated financial statements.

Encore Capital Group, Inc.
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss)
(In Thousands)

	Common Stock		Treasury Stock		Preferred Stock		Additional Paid-In	Accumulated Earnings	Accumulated Other Comprehensive
	Shares	Par	Shares	Cost	Shares	Cost	Capital	(Deficit)	Income	Total

Balance at December 31, 2000	7,591	$76	430	$(128)	–	$–	$22,082	$(14,872)	$2,921	$10,079
Net loss	–	–	–	–	–	–	–	(10,865)	–	(10,865)
Other comprehensive loss - decrease in unrealized gain
on investment in retained interest, net of tax	–	–	–	–	–	–	–	–	(1,725)	(1,725)

Comprehensive loss	–	–	–	–	–	–	–	–	–	(12,590)
Issuance of common stock warrants (Note 11)	–	–	–	–	–	–	153	–	–	153
Treasury stock cancellation	(430)	(4)	(430)	128	–	–	(124)	–	–	–

Balance at December 31, 2001	7,161	72	–	–	–	–	22,111	(25,737)	1,196	(2,358)
Net income	–	–	–	–	–	–	–	13,789	–	13,789
Other comprehensive income - unrealized gain on
non-qualified deferred compensation plan assets	–	–	–	–	–	–	–	–	39	39
Other comprehensive loss - decrease in unrealized gain
on investment in retained interest, net of tax	–	–	–	–	–	–	–	–	(868)	(868)

Comprehensive income	–	–	–	–	–	–	–	–	–	12,960
Net proceeds from issuance of Preferred Stock (Note 3)	–	–	–	–	1,000	10	4,578	–	–	4,588
Preferred dividends	–	–	–	–	–	–	–	(440)	–	(440)
Forgiveness of debt, net (Note 3)	–	–	–	–	–	–	4,665	–	–	4,665
Issuance of common stock warrants (Note 11)	–	–	–	–	–	–	125	–	–	125
Exercise of common stock warrants (Note 11)	250	2	–	–	–	–	–	–	–	2

Balance at December 31, 2002	7,411	74	–	–	1,000	10	31,479	(12,388)	367	19,542
Net income	–	–	–	–	–	–	–	18,420	–	18,420
Other comprehensive income - unrealized gain on
non-qualified deferred compensation plan assets	–	–	–	–	–	–	–	–	46	46
Other comprehensive loss - decrease in unrealized gain
on investment in retained interest, net of tax	–	–	–	–	–	–	–	–	(307)	(307)

Comprehensive income										18,159
Preferred dividends	–	–	–	–	–	–	–	(374)	–	(374)
Preferred stock converted to common stock (Note 3)	10,000	100	–	–	(1,000)	(10)	(90)	–	–	–
Net proceeds from issuance of common stock (Note 2)	3,000	30	–	–	–	–	30,101	–	–	30,131
Exercise of common stock warrants (Note 11)	957	10	–	–	–	–	615	–	–	625
Exercise of stock options (Note 10)	635	6	–	–	–	–	608	–	–	614
Excess tax benefits related to stock options (Note 9)	–	–	–	–	–	–	2,546	–	–	2,546
Amortization of stock options issued at below market
(Note 10)	–	–	–	–	–	–	128	–	–	128

Balance at December 31, 2003	22,003	$220	–	$–	–	$–	$65,387	$5,658	$106	$71,371

See accompanying notes to consolidated financial statements.

Encore Capital Group, Inc.
Consolidated Statements of Cash Flows
(In Thousands)

	Years ended December 31,

	2003	2002	2001

Operating activities
Gross Collections	$190,519	$148,808	$83,051
Proceeds from litigation settlement (Note 4)	11,100	–	–
Less:
Amounts collected on behalf of third parties	(4,750)	(10,494)	(12,963)
Amounts applied to principal on receivable portfolios	(63,374)	(43,423)	(16,398)
Amounts applied to principal of securitization 98-1	(6,512)	(7,808)	–
Litigation settlement proceeds applied to principal of receivable portfolios	(692)	–	–
Legal and other costs related to litigation settlement	(3,198)	–	–
Servicing fees	1,620	3,712	5,398
Operating Expenses
Salaries and employee benefits	(38,431)	(32,909)	(27,315)
Other operating expenses	(11,044)	(7,800)	(6,096)
Cost of legal collections	(15,827)	(11,028)	(5,457)
General and administrative	(6,303)	(6,707)	(6,162)
Interest payments	(5,222)	(4,146)	(4,817)
Contingent interest payments	(14,455)	(4,246)	–
Other income	295	211	197
Decrease (Increase) in restricted cash	2,263	(52)	(585)
Income taxes	(2,018)	572	–

Net cash provided by operating activities	33,971	24,690	8,853

Investing activities
Purchases of receivable portfolios	(89,834)	(62,525)	(39,030)
Collections applied to principal of receivable portfolios	63,374	43,423	16,398
Litigation settlement proceeds applied to principal of receivable portfolios	692	–	–
Collections applied to principal of securitization 98-1	6,512	7,808	–
Proceeds from put-backs of receivable portfolios	799	882	1,150
Proceeds from the sale of property and equipment	–	3	137
Purchases of property and equipment	(1,015)	(749)	(428)

Net cash used in investing activities	(19,472)	(11,158)	(21,773)

Financing activities
Proceeds from notes payable and other borrowings	78,226	62,183	28,936
Repayment of notes payable and other borrowings	(85,478)	(79,669)	(14,440)
Capitalized loan costs relating to financing arrangement	(245)	(154)	(55)
Proceeds from sale of common stock, net (Note 2)	30,131	–	–
Proceeds from exercise of common stock options (Note 10)	614	–	–
Proceeds from exercise of common stock warrants (Notes 2 and 11)	625	2	–
Proceeds from sale of preferred stock (Note 3)	–	4,588	–
Payments of preferred dividends	(374)	(250)	–
Repayment of capital lease obligations	(138)	(892)	(997)

Net cash provided by (used in) financing activities	23,361	(14,192)	13,444

Net increase (decrease) in cash	37,860	(660)	524
Cash and cash equivalents, beginning of year	752	1,412	888

Cash and cash equivalents, end of year	$38,612	$752	$1,412

See accompanying notes to consolidated financial statements.

Encore Capital Group, Inc.
Consolidated Statements of Cash Flows (continued)
Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities
(In Thousands)

	Years ended December 31,

	2003	2002	2001

Net income (loss)	$18,420	$13,789	$(10,865)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	2,023	2,452	2,481
Amortization of loan costs	603	661	1,457
Amortization of debt discount	742	112	146
Amortization of stock based compensation	128	–	–
Gain on sales of property and equipment	–	–	(11)
Deferred income tax expense (benefit)	5,456	(6,234)	1,149
Excess tax benefits from stock options	2,722	–	–
Increase in income on retained interest	–	414	10,816
Increase in income on receivable portfolios	–	–	450
Provision for portfolio losses	–	1,049	–
Changes in operating assets and liabilities
(Increase) decrease in restricted cash	2,263	(52)	(585)
Increase in other assets	(1,339)	(783)	(1,593)
Note payable issued in lieu of interest payment	–	–	1,308
Increase in accrued profit sharing arrangement	1,569	8,802	2,378
Increase in accounts payable and accrued
liabilities	1,384	4,480	1,722

Net cash provided by operating activities	$33,971	$24,690	$8,853

Supplemental schedules of non-cash investing activities:
Property and equipment acquired under capital leases	$253	$–	$–

Supplemental schedules of non-cash financing activities:
Issuance of common stock warrants in connection with
debt agreements	$–	$125	$153

Recordation of equity in connection with debt forgiveness	$–	$4,665	$–

See accompanying notes to consolidated financial statements.

Note 1: Summary of Significant Accounting Policies

Ownership and Description of Business
Encore Capital Group, Inc. (“Encore”) is a systems-driven purchaser and manager of charged-off consumer receivables portfolios. Encore acquires these portfolios at deep discounts from their face values using its proprietary valuation process that is based on the consumer attributes of the underlying accounts. Based upon Encore’s ongoing analysis of these accounts, it employs a dynamic mix of collection strategies to maximize its return on investment. Encore is a Delaware holding company whose principal assets are its investments in its wholly-owned subsidiaries, Midland Credit Management, Inc. (“Midland Credit”), Midland Funding 98-A Corporation (“98-A”), Midland Receivables 99-1 Corporation (“99-1”), Midland Acquisition Corporation (“MAC”), MRC Receivables Corporation (“MRC”), Midland Funding NCC-1 Corporation (“NCC-1”), and Midland Funding NCC-2 Corporation (“NCC-2”) (collectively referred to herein as the “Company”). Encore also has a wholly owned subsidiary, Midland Receivables 98-1 Corporation, which is not consolidated, but is recorded as an investment in retained interest on the accompanying consolidated statements of financial condition. The receivable portfolios consist primarily of charged-off domestic consumer credit card receivables purchased from national financial institutions, major retail credit corporations, and resellers of such portfolios. Acquisitions of receivable portfolios are financed by operations and by borrowings from third parties (see Note 8).

Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments with a maturity of three months or less at the date of purchase. The Company invests its excess cash in bank deposits, money market, and short term commercial debt and auction rate preferred stock and debt securities, which are afforded the highest ratings by nationally recognized rating firms. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Restricted Cash
Restricted cash represents undistributed collections held on behalf of principals. In 2002, restricted cash also included reserve accounts pledged to the Warehouse Securitization and Securitization 99-1 (see Notes 6, 8, and 12).

Investment in Receivable Portfolios
The Company accounts for its investment in receivables portfolios on the “accrual basis” or “cost recovery method” of accounting in accordance with the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools are established with accounts having similar attributes, based on the specific seller and timing of acquisition. Once a static pool is established, the receivables are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool’s contractual receivable balance. As a result, receivables portfolios are recorded at cost at the time of acquisition.

The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of revenue from receivables portfolios, for collections applied to principal of receivables portfolios and for provision for loss or impairment. Revenue from receivables portfolios is accrued based on the effective interest rate determined for each pool applied to each pool’s original cost basis. Each pool’s cost basis is increased for revenue earned and decreased for collections and impairments. The effective interest rate is the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.

The Company monitors and evaluates actual and projected cash flows for each receivable portfolio on a quarterly basis. Through September 30, 2003, the Company had not increased the total estimated cash flows for any receivable portfolio. As a result, for those portfolios whose actual cumulative collections exceeded the forecast, such excess amounts were subtracted from the future estimated collections in order to maintain the original forecast. However, effective October 1, 2003, the Company implemented new collection forecasts utilizing a newly developed forecasting model, the Unified Collection Score (“UCS”) that considers known data about the Company’s customers’ accounts, including, among other things, its collection experience, and changes in external customer factors, in addition to all data known when it acquired the accounts. The effect of the Company’s change in estimated projected collections resulting from the implementation of the UCS model is discussed at Note 5.

The Company has historically reduced the total forecasted cash flows on certain receivable portfolios where actual cumulative collections to date have not met the forecast. If the remaining forecasted cash flows are in excess of the remaining carrying value, the effective interest is reduced prospectively. If the remaining forecasted cash flows are less than the remaining carrying value, the receivable portfolio is impaired and all of the remaining collections are subsequently applied against book value. Additionally, if the amount and timing of future cash collections are not reasonably estimable, the Company accounts for these portfolios on the cost recovery method (“Cost Recovery Portfolios”).

Collections realized after the net book value of a portfolio has been fully recovered (“Zero Basis Portfolios”) are recorded as revenue (“Zero Basis Income”).

Securitization Accounting
In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” that replaces, in its entirety, SFAS No. 125. The accounting treatment prescribed by this pronouncement was effective for fiscal years ending after December 15, 2000 for disclosure purposes. The adoption of this pronouncement did not have a significant impact on the Company’s consolidated financial statements.

Retained Interest in Securitized Receivables
From inception in 1999, the Company’s investment in retained interest in securitized receivables was treated as a debt security similar to an available-for-sale security and was carried at fair value. At the time of securitization, the retained interest was initially recorded at the basis allocated in accordance with SFAS No. 125. This original cost basis was adjusted to fair value, which was based on the discounted anticipated future cash flows on a “cash out” basis, with such adjustment (net of related deferred income taxes) recorded as a component of other comprehensive income. The cash out method was used to project cash collections to be received only after all amounts owed to investors had been remitted.

Income on the retained interest was accrued based on the effective interest rate applied to its original cost basis, adjusted for accrued interest and principal pay downs. The effective interest rate was the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for the underlying pool of securitized receivables.

In January 2001, the Emerging Issues Task Force reached a consensus on EITF 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” EITF 99-20 requires companies to account for all changes in forecasted revenues for retained beneficial interests prospectively through a change in the effective interest rate. The Company adopted EITF 99-20 on its effective date, April 1, 2001. Pursuant to EITF 99-20, the retained interest is carried at cost, increased by interest accretion based on estimated future cash receipts and decreased by actual cash collections. The retained interest is estimated to yield a monthly return based on estimated net cash flows derived from historical cash flows. The unrealized gain reflected as a component of stockholders’ equity net of tax is recognized in income utilizing the effective interest method (See Note 6).

The Company monitors impairment of the retained interest based on discounted anticipated future cash flows of the underlying receivables compared to the original cost basis of the retained interest, adjusted for unpaid accrued interest and principal pay downs. The discount rate is based on a rate of return, adjusted for specific risk factors that would be expected by an unrelated investor in a similar stream of cash flows. The retained interest is evaluated for impairment by management quarterly based on current market and cash flow assumptions applied to the underlying receivables. Provisions for losses would be charged to earnings when it is determined that the retained interest’s original cost basis, adjusted for unpaid accrued interest and principal pay downs, is greater than the present value of expected future cash flows. No provision for impairment has ever been recorded for the retained interest.

The retained interest is held by Midland Credit and the related receivable portfolios are held by a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, Midland Receivables 98-1 Corporation.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line or an accelerated method over the estimated useful lives of the assets as follows:

Leasehold improvements	Lesser of lease term or useful life
Furniture and fixtures	5 to 7 years
Computer hardware and software	3 to 5 years
Vehicles	5 years

Maintenance and repairs are charged to expense in the year incurred. Expenditures for major renewals that extend the useful lives of fixed assets are capitalized and depreciated over the useful lives of such assets.

Long-Lived Assets
The Company reviews the carrying amount of its long-lived assets and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Contingent Interest
Under the terms of the Company’s Secured Financing Facility, once the Company repays the lender for the notes for each purchased portfolio and collects sufficient amounts to recoup its initial cash investment in each purchased portfolio, the Company shares the residual collections (“Contingent Interest”) from the receivables portfolios, net of its servicing fees, with the lender. The Company makes estimates with respect to the timing and amount of collections of future cash flows from these receivables portfolios. Based on these estimates, the Company records a portion of the estimated future profit sharing obligation as Contingent Interest Expense (see Note 8).

Deferred Court Costs
The Company contracts with a network that acts as a clearinghouse to place accounts for collection with attorneys with whom it contracts in most of the 50 states. The Company generally refers charged-off accounts to its contracted attorneys when it believes the related debtor has sufficient assets to repay the indebtedness and has to date been unwilling to pay. In connection with the Company’s agreement with the contracted attorneys, it advances certain out-of-pocket court costs (“Deferred Court Costs”). The Company capitalizes these costs in its consolidated financial statements and provides a reserve for those costs that it believes will be ultimately uncollectible. The Company determines the reserve based on its analysis of court costs that have been advanced, recovered, and anticipate recovering. Deferred Court Costs, net of the valuation reserves, were $1.3 million and $1.2 million as of December 31, 2003 and 2002, respectively.

Income Taxes
The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred income taxes are recognized based on the differences between financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized (see Note 9).

Stock-Based Compensation
The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS No. 123, Accounting and Disclosure for Stock-Based Compensation. The Company has also adopted the pro forma disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123. In accordance with APB 25, compensation cost relating to stock options granted by the Company is measured as the excess, if any, of the market price of the Company’s stock at the date of grant over the exercise price of the stock options. This expense is recognized over the vesting period of the stock options.

As required by SFAS No. 148 and SFAS No. 123, the Company provides pro forma net income (loss) and pro forma net income (loss) per common share disclosures for stock-based awards made during the years presented as if the fair-value-based method defined in SFAS No. 123 had been applied.

The fair value for options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31:

	2003	2002	2001

Risk free interest rate	3.0%	2.7%	4.5%
Dividend yield	0%	0%	0%
Volatility factors of the
expected market price of the
Company’s common stock	112%	113%	140%
Weighted-average expected life of
options	5 years	5 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information for the years ended December 31 is as follows (in thousands, except per share amounts):

	2003	2002	2001

Net income (loss), as reported	$18,420	$13,789	$(10,865)
Plus: Stock-based employee
compensation expense included in
reported net income	128	–	–
Less: Total stock-based employee
compensation expense determined
under fair value based method	(1,457)	(97)	(49)

Pro forma net income (loss)	$17,091	$13,692	$(10,914)

Earnings (loss) per share:
Basic – as reported	$1.65	$1.82	$(1.52)

Basic – pro forma	$1.52	$1.81	$(1.52)

Diluted – as reported	$0.88	$0.84	$(1.52)

Diluted – pro forma	$0.82	$0.83	$(1.52)

Fair Values of Financial Instruments
The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instruments:

Investment in receivable portfolios: The fair value is estimated based on recent acquisitions of similar receivable portfolios or discounted expected future cash flows in those cases where the amounts and timing of projected future cash flows are determined to be reasonably estimable. The discount rate is based on a rate of return, adjusted for specific risk factors that would be expected by an unrelated investor in a similar stream of cash flows. The fair value of the Company’s investments in receivable portfolios is estimated to be $110.5 million and $79.6 million versus a carrying value of $89.1 million and $64.2 million at December 31, 2003 and 2002, respectively.

Retained interest in securitized receivables: Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific risk factors. The fair value of the Company’s investment in retained interest in securitized receivables is estimated to be $1.4 million and $9.4 million versus a carrying value of $1.2 million and $8.3 million at December 31, 2003 and 2002, respectively.

Notes payable and other borrowings: The carrying amount reported in the consolidated statements of financial condition approximates fair value for notes payable that are of a short-term nature. For other borrowings, fair value is estimated by discounting anticipated future cash flows using market rates of debt instruments with similar terms and remaining maturities. The carrying amount of other borrowings approximates fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Significant estimates have been made by management with respect to the timing and amount of collection of future cash flows from receivable portfolios owned and those underlying the Company’s retained interest. During the fourth quarter of 2003, the Company updated its collection forecasts to reflect the estimated impact of its new collection strategies on the forecasted remaining cash flows of its receivable portfolios utilizing its UCS model. The effect of the change in the Company’s estimate of projected collections resulting from the application of the UCS model is discussed at Note 5.

Significant estimates have also been made with respect to the Company’s contingent interest obligation (see Note 5 and 8), the realizability of the Company’s net deferred tax assets (see Note 9), and the Company’s potential liabilities with respect to its self insured workers compensation plan and self insured health benefits plan (see Note 12). Actual results are likely to materially differ from these estimates, making it reasonably possible that a material change in these estimates could occur within one year.

Concentrations of Risk
Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. At December 31, 2003, the Company had $10.0 million invested in auction rate preferred stock securities and $20.0 million equally invested in four auction rate debt securities.

Earnings and Loss Per Share
Earnings and Loss per share are calculated pursuant to Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” For the year ended December 31, 2001, basic and diluted loss per share include no dilution and are computed by dividing loss available to common shareholders by the weighted average number of shares outstanding during the period. Potential common shares excluded from the computation of loss per share totaled 2,441,000 for year ended December 31, 2001. For the years ended December 31, 2003 and 2002, diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding during the year. Dilutive potential common shares consist of incremental shares issuable upon exercise of stock options and warrants and conversion of outstanding preferred stock.

Reclassifications
Certain prior years amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements
In December 2003, the AICPA issued Statement of Position 03-03 (“SOP 03-03”), “Accounting for Certain Debt Securities Acquired in a Transfer.” SOP 03-03 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally would be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected would be recognized as impairment. SOP 03-03 is effective in fiscal years beginning after December 15, 2004, and accordingly, the Company expects to adopt the provisions of this SOP in the first quarter of 2005. The Company does not believe that the implementation of SOP 03-03 will have a material affect on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liability and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company on July 1, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments. The implementation of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” The adoption of FIN 46 did not have a material impact on the consolidated financial statements of the Company.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment to SFAS No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. The Company has retained its accounting for stock based employee compensation under APB No. 25 and has only adopted the pro forma disclosure requirements of SFAS No. 123. Accordingly, the implementation of SFAS No. 148 did not have a material effect on the Company’s consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In general, the interpretation applies to contract or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, liability or an equity security of the guaranteed party. The adoption of FIN 45 did not have a material impact on the consolidated financial statements of the Company.

Note 2: Follow on Public Offering

On October 1, 2003, the Company and certain selling stockholders completed a follow-on public offering of 5.0 million shares of common stock at $11.00 per share, of which 3.0 million shares were offered by the Company and 2.0 million shares were offered by selling stockholders. The proceeds to the Company, net of the underwriters’ commissions and offering expenses of $2.9 million, approximated $30.1 million. In addition, the Company received approximately $0.5 million from the exercise of options and warrants relating to shares offered by certain selling stockholders. The Company did not receive any of the proceeds from the 2.0 million shares offered by the selling stockholders.

On October 21, 2003, the underwriters of the follow-on public offering exercised in full and closed the sale of their over-allotment option to purchase an additional 750,000 shares of the Company’s common stock at $11.00 per share, less the applicable underwriting discount, all of which represented shares offered by selling shareholders. The Company received approximately $29,000 from the exercise of options relating to certain shares included in the over-allotment option. The Company did not receive any proceeds from the sale of the additional shares.

Note 3: Sale of Convertible Preferred Stock, Debt Forgiveness, and Conversion of Preferred Stock

On February 22, 2002, certain existing stockholders and their affiliates (the “Purchasers”) made a $5.0 million investment in Encore Capital Group, Inc. Immediately prior to such investment, the Purchasers beneficially owned in excess of 50% of the Company’s common stock on a collective basis. In a related transaction, one of the Company’s principal lenders, ING Capital LLC (“ING”), forgave $5.3 million of outstanding debt and reduced its warrant position by 200,000 warrants. The debt forgiveness was recorded net of the debt discount related to the warrants cancelled and deferred loan costs totaling $0.6 million in the aggregate. The net $4.7 million effect of the debt forgiveness was recorded by the Company as a capital contribution since it was facilitated by various equity holders of the Company through their relationship with ING. This relationship resulted from prior investment banking and financial advisory services rendered to such equity holders by ING and its affiliates. These two transactions increased the Company’s net worth by $9.3 million in 2002.

The Purchasers received 1,000,000 shares of the Company’s Series A Senior Cumulative Participating Convertible Preferred Stock (the “Series A Preferred Stock”) at a price of $5.00 per share for $5.0 million in cash. The Company received $5.0 million less $0.4 million of costs associated with the issuance. Each share of Series A Preferred Stock was convertible at the option of the holder, at any time, into 10 shares of common stock at a conversion price of $0.50 per share of common stock, subject to customary anti-dilution adjustments. The Series A Preferred Stock had a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends were payable in cash and/or additional Series A Preferred Stock, at the Company’s option, at the rate of 10.0% per annum. Thereafter, dividends were payable only in cash, at a rate of 10.0% per annum. The dividends payable on August 15, 2002, February 15, 2003, and August 15, 2003 were paid in cash. The dividend rate was to increase to 15.0% per annum in the event of a qualified public offering, a change of control (each as defined) or the sale of all, or substantially all, of the assets of the Company. In the event dividends were not declared or paid, the dividends would accumulate on a compounded basis. The Series A Preferred Stock had a liquidation preference equal to the sum of the stated value of the Series A Preferred Stock ($5.0 million in the aggregate) plus all accrued and unpaid dividends thereon plus a participation payment equal to the value of the shares of common stock at the conversion price and/or such other consideration that would have been payable to holders of the Series A Preferred Stock if their shares had been converted into shares of the Company’s common stock immediately prior to the liquidation event ($122.0 million as of September 30, 2003). This liquidation payout provision applied both to true liquidations as well as sales of the Company, as defined.

On October 1, 2003, concurrent with the Company’s follow-on public offering, all the holders of the Series A Preferred Stock converted their shares into 10.0 million shares of common stock pursuant to an agreement executed between the holder of such shares and the Company. All accrued and unpaid dividends totaling $63,889 were paid at the time of the conversion, but the holders of the Series A Preferred Stock did not pay or receive any other consideration in connection with the conversion.

Note 4: Litigation Settlement

On March 21, 2003, Midland Credit, 98-A and 99-1 entered into a settlement agreement with MBNA America Bank, N.A. (“MBNA”) in connection with the lawsuit filed against MBNA in February 2001. Pursuant to the terms of the settlement (the “Litigation Settlement”), MBNA paid Midland Credit $11.1 million on April 4, 2003 in full and complete satisfaction of the claims. The net proceeds of $7.9 million, which is net of litigation expenses and attorneys’ fees, were used to repay holders of the Warehouse Facility and Securitization 99-1 (see Notes 6 and 8).

During the first quarter of 2003, the Company recorded a net gain of $7.2 million, which was comprised of the net proceeds of $7.9 million, reduced by the remaining carrying value of the related receivable portfolios as of March 31, 2003, which was $0.7 million.

Note 5: Investment in Receivable Portfolios, Net

The Company accounts for its investment in receivables portfolios on the “accrual basis” or “cost recovery method” of accounting in accordance with the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools are established with accounts having similar attributes, based on the specific seller and timing of acquisition. Once a static pool is established, the receivables are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool’s contractual receivable balance. As a result, receivables portfolios are recorded at cost at the time of acquisition.

The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of revenue from receivables portfolios, for collections applied to principal of receivables portfolios and for provision for loss or impairment. Revenue from receivables portfolios is accrued based on the effective interest rate determined for each pool applied to each pool’s original cost basis. Each pool’s cost basis is increased for revenue earned and decreased for principal pay downs and impairments. The effective interest rate is the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.

The Company monitors and evaluates actual and projected cash flows for each receivable portfolio on a quarterly basis. Through September 30, 2003, the Company had not increased the total estimated cash flows for any receivable portfolio. As a result, for those portfolios whose actual cumulative collections exceeded the forecast, such excess amounts were subtracted from the future estimated collections in order to maintain the original forecast. The Company has, on the other hand, reduced the total estimated cash flows on certain receivable portfolios where actual cumulative collections to date have not met the forecast. If the remaining forecasted cash flows are in excess of the remaining carrying value, the effective interest is reduced prospectively. If the remaining forecasted cash flows are less than the remaining carrying value, the receivable portfolio is impaired and all of the remaining collections are subsequently applied against book value. Additionally, if the amount and timing of future cash collections are not reasonably estimable, the Company accounts for these portfolios on the cost recovery method (“Cost Recovery Portfolios”). At December 31, 2003, five portfolios with a remaining carrying value of $1.9 million were accounted for using the cost recovery method by the Company. No provision for impairment losses was recorded during the years ended December 31, 2003 and 2001. The Company recorded impairment charges of $1.0 million against the carrying value of three portfolios during the year ended December 31, 2002.

On purchases made since mid-2000, the Company’s gross collections, in the aggregate, have exceeded expectations. The Company has sought to develop the statistical support to help it determine whether the better than expected performance resulted from: (i) the Company collecting at a more rapid rate than originally forecast; (ii) the Company increasing its penetration of the portfolio and thus increasing the likelihood of collecting more than the original forecast; or (iii) some combination of both faster collections and additional penetration of the portfolio. The Company’s UCS model, recently developed to project these remaining cash flows, considers known data about the Company’s customers’ accounts, including, among other things, its collection experience, and changes in external customer factors, in addition to all data known when it acquired the accounts.

The UCS model was implemented effective October 1, 2003. The Company revised the projected collections for portfolios with carrying values totaling $72.2 million as of October 1, 2003, which represented 92% of the aggregate carrying value of the Company’s portfolios at that date. The change in the Company’s estimate of projected collections resulting from the application of the UCS model resulted in an increase in the aggregate total remaining gross collections for these portfolios by 37% as of December 31, 2003. The implementation of these revised forecasts resulted in an increase in the recognition of accretion revenue of $1.3 million and an increase in the accrual for contingent interest of $1.0 million for the fourth quarter of 2003. The net impact of the change in estimate was to increase fourth quarter pretax income by $0.3 million, net income by $0.2 million, and fully diluted earnings per share by $0.01. The reforecast of collections resulted in expanding the budgeted life of these portfolios by an average of 13 months from an average remaining life of 31 months to a revised average remaining life of 44 months. The resulting ratio of revenues to collections for accruing portfolios for the year ended December 31, 2003 increased 84 basis points to 60.9% as a result of this adjustment. It further had the impact of increasing the aggregate annual effective interest rate on all accruing portfolios by 6.4 basis points to 119.7% for the quarter ended December 31, 2003.

Collections realized after the net book value of a portfolio has been fully recovered (“Zero Basis Portfolios”) are recorded as revenue (“Zero Basis Income”). During the years ended December 31, 2003 2002 and 2001, approximately $19.7 million, $4.9 million, and $5.3 million, respectively, was recognized as revenue pertaining to collections on portfolios for which the related net book value has been fully recovered.

The following tables summarize the changes in the balance of the investment in receivable portfolios during the following periods (in thousands):

	For the Year Ended December 31, 2003

	Accrual Basis Portfolios	Cost Recovery Portfolios	Zero Basis Portfolios	Total

Balance, beginning of period	$63,253	$915	$–	$64,168
Purchases of receivable portfolios	88,809	1,025	–	89,834
Transfers of portfolios	(1,860)	1,860	–	–
Gross collections	(157,335)	(1,911)	(19,704)	(178,950)
Portion of Litigation
Settlement proceeds
applied to carrying value	(692)	–	–	(692)
Adjustments	(777)	(2)	(20)	(799)
Revenue recognized	95,851	–	19,724	115,575

Balance, end of period	$87,249	$1,887	$–	$89,136

Revenue as a percentage of collections	60.9%	0.0%	100.0%	64.6%

	For the Year Ended December 31, 2002

	Accrual Basis Portfolios	Cost Recovery Portfolios	Zero Basis Portfolios	Total

Balance, beginning of period	$45,671	$1,330	$–	$47,001
Purchases of receivable portfolios	62,525	–	–	62,525
Transfers of portfolios	(1,490)	1,490	–	–
Gross collections	(118,614)	(856)	(4,918)	(124,388)
Adjustments	(882)	–	–	(882)
Provision for portfolio losses	–	(1,049)	–	(1,049)
Revenue recognized	76,043	–	4,918	80,961

Balance, end of period	$63,253	$915	$–	$64,168

Revenue as a percentage of collections	64.1%	0.0%	100.0%	65.1%

	For the Year Ended December 31, 2001

	Accrual Basis Portfolios	Cost Recovery Portfolios	Zero Basis Portfolios	Total

Balance, beginning of period	$20,406	$5,563	$–	$25,969
Purchases of receivable portfolios	39,030	–	–	39,030
Transfers of portfolios	1,271	(1,271)	–	–
Gross collections	(41,193)	(2,962)	(5,274)	(49,429)
Adjustments	(1,150)	–	–	(1,150)
Revenue recognized	27,307	–	5,274	32,581

Balance, end of period	$45,671	$1,330	$–	$47,001

Revenue as a percentage of collections	66.3%	0.0%	100.0%	65.9%

The annualized weighted average effective interest rate for receivable portfolios on the accretion method was 140.5% for the year ended December 31, 2003, compared to 160.9% for the year ended December 31, 2002. The annualized weighted average effective interest rate for receivable portfolios on the accretion method was 119.7% for the quarter ended December 31, 2003, compared to 180.4% for the quarter ended December 31, 2002.

During 2001, the Company resumed purchasing charged-off unsecured consumer loans and in 2002 began purchasing auto loan deficiencies. The Company purchased $6.0 million and $1.9 million of these loans during the years ended December 31, 2003 and 2002, respectively. Collections related to all portfolios of charged-off unsecured consumer loans and auto loan deficiencies amounted to $6.1 million and $3.4 million for the years ended December 31, 2003 and 2002, respectively.

The Company currently utilizes various business channels for the collection of charged-off credit cards and other receivables. The following table summarizes the collections by collection channel (in thousands):

	Years Ended December 31,

	2003	2002	2001

Collection sites	$118,431	$94,997	$64,160
Legal collections	39,972	27,620	16,325
Sales	28,071	18,545	1,768
Other	4,045	7,646	798

Gross collections for the period	$190,519	$148,808	$83,051

Note 6: Securitization of Receivable Portfolios

1999 Warehouse and 1999 Securitization Financing
In March of 1999, and January of 2000, the Company entered into two securitized receivable acquisition facilities through two bankruptcy remote, special purpose subsidiaries, Midland Funding 98-A Corporation and Midland Receivables 99-1 Corporation, respectively. Midland Funding 98-A Corporation entered into a $35 million facility (the “Warehouse Facility”), structured as a term loan bearing interest at 1.17% plus the one-week London Interbank Offered Rate (“LIBOR”). Midland Receivables 99-1 Corporation issued securitized non-recourse notes in the amount of $28.9 million (“Securitization 99-1”), bearing interest at 10% per annum. The Warehouse Facility and Securitization 99-1 were collateralized and cross-collateralized by certain charged-off receivables and were insured through a financial guaranty insurance policy.

On April 15, 2003, all obligations related to the Warehouse Facility and Securitization 99-1 were repaid in full. This included payment of the debt balances of $5.0 million and $4.6 million for the Warehouse Facility and Securitization 99-1, respectively, and the combined deferred insurance premiums of $1.9 million. The funds to repay these liabilities came from the Litigation Settlement (see Note 4), funds held in related reserve accounts and other internal cash sources. Since the payment in full of all obligations related to the Warehouse Facility and Securitization 99-1, the Company now receives 100% of future collections from the related portfolios.

1998 Securitization/Sale
On September 11, 2000, Midland Receivables 98-1 Corporation, a bankruptcy-remote, special-purpose subsidiary of Midland Credit, repaid non-recourse notes originally issued in the principal amount of $33.0 million in 1998. In connection with this securitization transaction, the Company recorded a retained interest in securitized receivables. The retained interest was originally recorded at fair value, with the difference between fair value and cost basis recorded as unrealized gain and included in accumulated other comprehensive income as a component of stockholders’ equity. In accordance with Emerging Issues Task Force Consensus No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets,” the retained interest is carried at cost, is increased by interest accretion based on estimated future cash receipts, is decreased by actual cash collections, and the unrealized gain is amortized using an effective interest method.

Once each quarter, the Company monitors the retained interest for impairment based on discounted anticipated future cash flows of the underlying receivables as compared to the current carrying value (original cost basis adjusted for interest earned and principal pay downs) of the retained interest. During the first quarter of 2003, the Company lowered its expected yield on the retained interest from an annual return of approximately 44.4% to 7.5% based on estimated net cash flows derived from both historical and projected collections. The revenue recognized on the retained interest was $0.3 million, $5.7 million, and $9.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Provisions for losses would be charged to earnings when it is determined that the retained interest’s carrying value is greater than the present value of expected future cash flows. No provision for impairment has ever been recorded for the retained interest.

The following summarizes the changes in the balance of the investment in retained interest (in thousands):

	For the Year Ended December 31, 2003

	Amortized Cost	Unrealized Gain	Carrying Value

Balance at December 31, 2002	$7,707	$549	$8,256
Revenue recognized	307	–	307
Gross collections	(6,819)	–	(6,819)
Amortization of unrealized gain	–	(513)	(513)

Balance at December 31, 2003	$1,195	$36	$1,231

	For the Year Ended December 31, 2002

	Amortized Cost	Unrealized Gain	Carrying Value

Balance at December 31, 2001	$15,929	$1,997	$17,926
Revenue recognized	5,707	–	5,707
Gross collections	(13,929)	–	(13,929)
Amortization of unrealized gain	–	(1,448)	(1,448)

Balance at December 31, 2002	$7,707	$549	$8,256

	For the Year Ended December 31, 2001

	Amortized Cost	Unrealized Gain	Carrying Value

Balance at December 31, 2000	$26,748	$4,868	$31,616
Revenue recognized	9,806	–	9,806
Refund of deposit	50	–	50
Gross collections	(20,675)	–	(20,675)
Amortization of unrealized gain	–	(2,871)	(2,871)

Balance at December 31, 2001	$15,929	$1,997	$17,926

Note 7: Property and Equipment

Property and equipment consist of the following at December 31 (in thousands):

	2003	2002

Furniture, fixtures and equipment	$1,316	$1,192
Computer equipment and software	9,350	8,467
Telephone equipment	1,811	1,704
Leasehold improvements	495	341

	12,972	11,704
Accumulated depreciation and amortization	(10,186)	(8,163)

	$2,786	$3,541

Note 8: Notes Payable and Other Borrowings

The Company is obligated under the following borrowings as of December 31 (in thousands):

	2003	2002

Secured Financing Facility, at Prime Rate plus 3.00%,
and 2.00% for balances in excess of $25.0 million,
7.00% and 6.00%, respectively at December 31, 2003,
due various dates through March 30, 2006	$39,928	$24,984
Secured Financing, 15.00% payable weekly,
Due October 25, 2005	1,031	–
Secured Note, 7.24% payable monthly
Due July, 2006	219	–
Revolving line of credit at the Prime Rate,
terminated October 14, 2003	–	3,933
Senior Notes, 6.00% to July 15, 2003 and
8.00% thereafter, repaid October 1, 2003	–	7,250
Notes payable, Securitization 99-1, 10.00%,
repaid April 15, 2003 (Note 6)	–	6,641
Warehouse Facility, LIBOR plus 1.17%,
repaid April 15, 2003 (Note 6)	–	5,623

	41,178	48,431
Less: unamortized debt discount	–	(742)

	$41,178	$47,689

Secured Financing Facility
On December 20, 2000, MRC Receivables Corporation, a wholly owned bankruptcy-remote, special-purpose entity, entered into a $75.0 million secured financing facility (the “Secured Financing Facility”), which expires on December 31, 2004. The Secured Financing Facility generally provides for a 90.0% advance rate with respect to each qualified receivable portfolio purchased. Interest accrues at the prime rate plus 3.0% per annum and is payable weekly. The interest rate reduces by 1.0% on outstanding amounts in excess of $25.0 million. Notes to be issued under the facility are collateralized by the charged-off receivables that are purchased with the proceeds from this financing arrangement. Each note has a maturity date not to exceed 27 months after the borrowing date. Once the notes are repaid and the Company has been repaid its investment, the Company and the lender share the residual cash flows from the receivable portfolios, net of servicing fees. The sharing in residual cash flows continues for the entire economic life of the receivable portfolios financed using this facility, and will extend substantially beyond the expiration date of the Secured Financing Facility, which is December 31, 2004. New advances for portfolio purchases under the Secured Financing Facility would not be available beyond the December 31, 2004 expiration date. The Company is required to give the lender the opportunity to fund all of its purchases of charged-off credit card receivables with advances on the Secured Financing Facility through December 31, 2004.

The following table summarizes interest expense associated with the Secured Financing Facility for the years presented (in thousands):

	For the Years Ended December 31,

	2003	2002	2001

Stated interest	$2,233	$1,731	$1,282

Amortization of loan fees	51	73	–
Contingent interest	16,024	13,048	2,378

Total interest expense	$18,308	$14,852	$3,660

Weighted average
effective interest rate	58.3%	66.2%	29.1%

From the inception of the Secured Financing Facility through December 31, 2003, the Company had purchased through this facility charged-off receivable portfolios with a face value of $7.1 billion at a purchase price of approximately $183.3 million ($164.3 million of which was financed through this facility) or an average cost of 2.59% of face value. During the years ended December 31, 2003, 2002, and 2001, the Company recorded $16.0 million, $13.0 million, and $2.4 million, respectively, in contingent interest expense relating to the residual cash flow sharing agreement. Total cash payments made related to the contingent interest were $14.5 million during the year ended December 31, 2003, and $4.2 million during the year ended December 31, 2002. The Secured Financing Facility is collateralized by certain charged-off receivable portfolios with an aggregate carrying amount of $82.8 million at December 31, 2003. The assets pledged under this financing facility, together with their associated cash flows, would not be available to satisfy claims of general creditors of the Company.

In conjunction with the Secured Financing Facility, the Company issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments. Of the warrants issued, 155,394 were exercisable immediately, and the remaining warrants became exercisable in three equal tranches triggered at the time the Company had drawn an aggregate of $22.5 million, $45.0 million and $67.5 million against the facility, respectively. The first tranche was triggered during 2001, the second tranche was triggered in the first quarter of 2002, and the final tranche was triggered in the third quarter of 2002. All warrants issued to the Secured Financing Facility lender were exercised in December 2003.

Secured Financing
On July 25, 2003, through NCC-1, a wholly owned, bankruptcy-remote, special-purpose entity, the Company entered into a $1.8 million secured financing arrangement (the “Secured Financing”). The Secured Financing provided for a 75% advance rate with respect to four purchased receivables portfolios of charged-off unsecured consumer loans and auto loan deficiencies. Interest accrues at 15.0% and is payable weekly. This note has a maturity date not to exceed October 25, 2005. This Secured Financing is collateralized by charged-off receivables from four receivables portfolios with an aggregate carrying value of $1.9 million as of December 31, 2003. This financing arrangement does not require the Company to share residual collections with the lender. The assets pledged under this financing, together with their associated cash flows, would not be available to satisfy claims of the Company’s general creditors.

Secured Note
On October 1, 2003, the Company entered into a loan for the purchase of certain equipment (“Secured Note”) in the amount of $0.3 million with a term of 36 months. This note is secured by the equipment, carries an interest rate of 7.24%, and had a balance of $0.2 million as of December 31, 2003.

Revolving Line of Credit
The Company entered into the Seventh Amended and Restated Promissory Note effective April 10, 2003 to renew the Company’s revolving line of credit. At that time, availability under the revolving line of credit, which carried interest at the prime rate and matures on April 15, 2004, was reduced from $15.0 million to $5.0 million. Certain stockholders of Encore guaranteed this unsecured revolving line of credit. In connection with the guaranties, the Company paid an aggregate fee of $75,000 per quarter to certain of the guarantors/stockholders. On October 14, 2003, the Company terminated this revolving line of credit. There were no amounts outstanding under the revolving line of credit at the time of termination. Effective October 14, 2003, the guarantors were released from their obligation and no further payments will be made to the guarantors.

Senior Notes
In January 2000, the Company obtained financing through the issuance of $10.0 million principal amount senior notes to an institutional investor (“The Senior Notes”). The notes were unsecured obligations of the Company, but were guaranteed by Midland Credit and Triarc Companies, Inc. (“Triarc”). In connection with the issuance of the notes, the Company issued warrants to the note holders and Triarc to acquire up to an aggregate of 528,571 shares of common stock of the Company at an exercise price of $0.01 per share (see Note 11). The Senior Notes required semi-annual interest payments on January 15 and July 15.

On February 22, 2002, the institutional investor forgave $5.3 million of outstanding debt, consisting of a $2.8 million reduction in the original note balance, the forgiveness of $1.9 million in Payment-in-Kind Notes, and the forgiveness of $0.6 million in interest accrued through December 31, 2001, and reduced its warrant position by 200,000 warrants (see Note 3). In conjunction with the debt forgiveness, capitalized loan costs totaling $0.1 million and debt discount totaling $0.5 million were written-off. The net gain on debt forgiveness totaling $4.7 million was reflected as an adjustment to stockholders’ equity. Furthermore, the terms of the Senior Notes and Payment-in-Kind Notes were revised.

The interest rate on the remaining $7.3 million in Senior Notes was 6.0% per annum until July 15, 2003 and 8.0% per annum from July 16, 2003 to October 1, 2003, when the Senior Notes were repaid in full. In addition, warrants totaling 233,812 held by the Senior Note holder, and 101,275 held by Triarc were exercised concurrent with the Company’s follow-on public offering (see Note 2). The remaining debt discount and capitalized loan fees associated with the Senior Note in the amount of $0.9 million were written off and charged to income in the fourth quarter of 2003.

Note 9: Income Taxes

The provision for income taxes consists of the following for the years ended December 31 (in thousands):

	2003	2002	2001

Current expense :
Federal	$3,628	$–	$–
State	1,919	531	–

	5,547	531	–

Deferred expense (benefit):
Federal	5,114	(5,766)	892
State	342	(468)	257

	5,456	(6,234)	1,149

	$11,003	$(5,703)	$1,149

The Company had Federal, Arizona state, and California state net operating loss carryforwards of approximately $13.3 million, $3.3 million and $3.2 million, respectively, as of December 31, 2002. The Company utilized all of its Federal and Arizona state net operating loss carry-forwards during 2003. The remaining net operating losses for California state income tax purposes generated in 2000 and 2001 of $0.7 million and $2.5 million, respectively, expire in 2012 and 2013, respectively. Utilization of such California net operating losses have been suspended by the State of California until 2004.

The components of deferred tax assets and liabilities consist of the following as of December 31 (in thousands):

	2003	2002

Deferred tax assets:
Net operating losses	$186	$5,197
State tax deductions	407	–
Contributions to non qualified plan	491	–
Accrued expenses	416	331
Differences in income recognition related to
receivable portfolios and retained interest	3,246	4,080

	4,746	9,608
Less valuation allowance	(186)	(184)

	4,560	9,424

Deferred tax liabilities:
Contingent interest expense	2,603	1,555
Unrealized gain on retained interest in
securitized receivables	14	215
Deferred court costs	517	457
Other	68	384

	3,202	2,611

Net deferred tax asset	$1,358	$6,813

SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2001, the Company believed that some uncertainty existed with respect to the future utilization of net operating losses and other deferred tax assets; therefore, the Company provided a valuation allowance relating to such items arising in 2001. For the year ended December 31, 2001, the net deferred taxes were zero after the application of the valuation allowance. For the year ended December 31, 2002, the Company determined that the utilization of net operating loses and other deferred tax assets were more likely than not, and therefore removed all but $0.2 million of the valuation allowance. The change in the valuation allowance resulted in the recognition of a current tax benefit in the amount of $9.9 million during the year ended December 31, 2002. This current tax benefit combined with a deferred tax expense, resulted in a net deferred tax benefit of $6.2 million for the fourth quarter of 2002.

The 1998 securitization transaction qualified as a financing for income tax purposes; therefore, the Company recorded a deferred tax liability pertaining to the unrealized gain on the retained interest in the amount of $3.3 million, as no gain was recorded for income tax purposes. The decrease during 2003 and 2002 in the deferred tax liability of $0.2 million and $0.6 million, respectively, relates to the decrease in the unrealized gain on retained interest in securitized receivables which is recorded as a component of other comprehensive loss in the accompanying consolidated statements of stockholders’ equity.

The differences between the total income tax expense and the income tax expense computed using the applicable federal income tax rate of 34.0% per annum were as follows for the years ended December 31 (in thousands):

	2003	2002	2001

Computed “expected” federal
income tax expense (benefit)	$10,004	$2,749	$(3,303)
Increase (decrease) in income
taxes resulting from:
State income taxes, net	1,561	63	–
Gain on debt forgiveness	–	1,633	–
Other adjustments, net	(562)	(261)	(64)
Increase (decrease) in valuation
allowance	–	(9,887)	4,516

	$11,003	$(5,703)	$1,149

Note 10: Stock-Based Compensation

The 1999 Equity Participation Plan (“1999 Plan”), as amended, permits the grant of stock or options to employees, directors and consultants. A total of 2,600,000 shares were approved by the stockholders for issuance under the 1999 Plan. Options may be granted at prices, which exceed 85.0% of the fair market value on the date of the grant, and expire over a term not to exceed ten years. Options generally vest ratably over a three-year period, unless otherwise determined by the Board of Directors.

During 2000 and 2001, the Company granted stock options to purchase 985,000 shares of its common stock to certain employees. These options become exercisable over the next five years in varying amounts depending on the terms of the individual option agreements and have a term of 10 years.

In January 2002, the Company’s board of directors approved issuance of stock options for key personnel to purchase a total of 161,000 shares of the Company’s common stock at an exercise price of thirty-five cents per share. The options vest over three years with the first vesting date in January 2003.

In July 2002, the Company’s board of directors approved issuance of a stock option to an officer to purchase 50,000 shares of the Company’s common stock at an exercise price of fifty-two cents per share. The option vests over three years with the first vesting date in June 2003. Also, during 2002, 50,000 stock options previously issued to an officer expired upon their separation from the Company.

In September 2002, the Company’s board of directors approved issuance of stock options for certain executive officers of the Company to purchase a total of 624,999 shares of the Company’s common stock at an exercise price of fifty-one cents per share. The options vest upon the earlier of (i) an acquisition at a price in excess of $5.00 per share by any party of 60.0% or more of the Company’s common and preferred stock (on an as converted and fully diluted basis) other than by the Company’s current major institutional investors or any affiliate thereof, (ii) the completion of one or more secondary public offerings at a price in excess of $5.00 per share by all Encore shareholders owning more than 10.0% of the Company’s common and preferred stock (on an as converted basis and fully diluted basis) as of October 24, 2002, of more than one half of each of their then current equity ownership interest (on an as converted and fully diluted basis) as of the effective date of the registration statement, (iii) five years from the date of grant, or (iv) such other events determined by the Board of Directors.

In January 2003, the Company’s board of directors approved issuance of stock options for key personnel to purchase a total of 278,500 shares of the Company’s common stock at an exercise price of $1.30 per share. The options vest ratably over three years commencing with January 2004.

The Company’s board of directors approved the issuance of stock options in April 2003 to an officer to purchase 50,000 shares of the Company’s common stock at an exercise price of $2.95 per share. The options vest ratably over three years, commencing April 2004.

In May 2003, the Company’s board of directors approved the issuance of stock options to two key employees to purchase a total of 7,500 shares of the Company’s common stock at an exercise price of $4.50 per share. The options vest ratably over three years commencing May 2004.

As the exercise price of all the above granted stock options was equal to the estimated market value of the underlying common stock at the date of grant for all options granted, no compensation expense was recognized.

In October 2003, the Company’s Board of Directors approved the issuance of stock options to a board member and three executive officers of the Company to purchase a total of 325,000 shares of the Company’s common stock at an exercise price of $11.00 per share. One-third of these options vested immediately, and the remaining two-thirds vest over two years. As these options were granted at a price that was less than the estimated market value of the underlying common stock at the date of grant, compensation expense of $0.1 million was recognized during 2003.

A summary of the Company’s stock option activity and related information is as follows:

	Number of Shares	Option Price Per Share	Weighted- Average Exercise Price	Weighted- Average Fair Value of Options Granted

Outstanding at December 31, 2000	1,250,000	$1.00	$1.00
Granted	135,000	1.00	1.00	$0.43

Cancelled	(350,000)	1.00	1.00

Outstanding at December 31, 2001	1,035,000	1.00	1.00
Granted	835,999	0.35-0.52	0.48	$0.39

Cancelled	(50,000)	1.00	1.00

Outstanding at December 31, 2002	1,820,999	0.35–1.00	0.76
Granted	661,000	1.30 – 11.00	6.23	$5.33

Cancelled	(100,666)	0.35 – 1.30	0.87
Exercised	(634,869)	0.35 – 1.00	0.97

Outstanding at December 31, 2003	1,746,464	$0.35 – 11.00	$2.75

The following table summarizes outstanding and exercisable options at December 31, 2003:

	Options Outstanding			Options Exercisable

Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Life	Number Outstanding	Weighted- Average Exercise Price

$0.35 – $0.52	774,664	$0.49	8.60	28,338	$0.35
1.00	321,300	1.00	7.27	65,050	1.00
1.30	268,000	1.30	9.08	–	–
2.95	50,000	2.95	9.30	–	–
4.50	7,500	4.50	9.35	–	–
11.00	325,000	11.00	9.83	108,336	11.00

$0.35 – $11.00	1,746,464	$2.75	8.68	201,724	$6.28

Note 11: Common Stock Warrants

In connection with the issuance of $10.0 million of 12.0% Senior Notes to an institutional lender in January 2000 (see Note 8), the Company issued warrants to the lender and to Triarc to acquire 428,571 and 100,000 shares, respectively, of common stock of the Company at an exercise price of $0.01 per share. The warrants were valued at $3.05 per share and, thus, recorded as a component of stockholders’ equity (deficit) in the amount of $1.6 million with the same amount recorded as debt discount relating to the $10.0 million note payable. The $1.6 million debt discount was amortized as interest expense over the five-year exercise period of the warrants, resulting in a remaining debt discount balance of $0.6 million at September 30, 2003. On October 1, 2003, the remaining debt discount balance of $0.6 million was fully amortized and charged to interest expense concurrent with the repayment in full of the Senior Notes. During 2002, the institutional lender forgave warrants to purchase 200,000 shares of the Company’s common stock (see Notes 3 and 8). Concurrent with the Company’s follow-on public offering on October 1, 2003, the Senior Note holder exercised 233,812 warrants, and Triarc exercised 101,275 warrants (see Note 2).

In conjunction with the Secured Financing Facility, the Company issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments. Of the warrants issued, 155,394 were exercisable immediately, and the remaining warrants became exercisable in three equal tranches triggered at the time the Company had drawn an aggregate of $22.5 million, $45.0 million and $67.5 million against the facility, respectively. The first tranche was triggered in the third quarter of 2001, the second tranche was triggered in the first quarter of 2002, and the final tranche was triggered in the third quarter of 2002. Thus warrants representing 310,788, and 621,576 shares of the Company’s common stock were exercisable under this facility at December 31, 2001 and December 31, 2002, respectively. The warrants that became exercisable during 2001 were valued at $0.1 million, as were the warrants issued during 2002, and were recorded as deferred loan costs in other assets, and as a component of stockholders’ equity. All warrants issued to the Secured Financing Facility lender were exercised in December 2003.

Effective October 31, 2000, the Company executed an agreement with certain of its affiliates for a $2.0 million stand-by working capital line of credit secured by substantially all of the Company’s assets and those of its subsidiaries. In connection with this agreement, the lenders received 250,000 warrants to acquire the Company’s common stock at $0.01 per share. As of December 31, 2001, when the stand-by line expired, no indebtedness existed. The fair value of the warrants, $0.1 million, was accounted for by recording deferred loan costs with an offset to additional paid-in capital as a component of stockholders’ equity. All 250,000 warrants were exercised on April 16, 2002.

Note 12: Commitments and Contingencies

Litigation
The Fair Debt Collection Practices Act (“FDCPA”) and comparable state statutes may result in class action lawsuits, which can be material to the Company’s business due to the remedies available under these statutes, including punitive damages.

On May 28, 2002, a complaint was filed by plaintiff Lana Waldon in the United States District Court for the Northern District of Texas against the Company’s wholly owned subsidiary Midland Credit and two unaffiliated financial institutions. The plaintiff’s second amended complaint purported to assert claims for alleged violations of (i) the Texas Debt Collection Act and the Texas Deceptive Trade Practices Act on behalf of a putative class of Texas residents allegedly similarly situated, and (ii) the Fair Debt Collection Practices Act on behalf of a nationwide putative class of persons allegedly similarly situated. The case was settled at no cost to the Company and dismissed on December 16, 2003 with a full release by the plaintiff of all claims and liability against Midland Credit and related entities.

There are a number of additional lawsuits or claims pending or threatened against the Company. In general, these lawsuits or claims have arisen in the ordinary course of business and involve claims for actual damages arising from alleged misconduct of the Company’s employees or alleged improper reporting of credit information by the Company. Although litigation is inherently uncertain, based on past experience; the information currently available; and the possible availability of insurance and/or indemnification from originating institutions in some cases, management of the Company does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company’s consolidated financial position or results of operations. However, future events or circumstances, currently unknown to management, may determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on the Company’s consolidated financial position or results of operations in any future reporting periods.

The Company does not believe that contingencies for ordinary routine claims, litigation and administrative proceedings and investigations incidental to its business will have a material adverse effect on its consolidated financial position or results of operations.

Leases
The Company leases office facilities and equipment in Phoenix, Arizona and in San Diego, California. The leases are structured as operating leases, and the Company incurred related rent expense in the amounts of $1.0 million, $1.3 million and $1.3 million during 2003, 2002 and 2001, respectively.

Commitments for future minimum rentals as of December 31, 2003 are presented below for the years ending December 31 (in thousands):

2004	$800
2005	390
2006	390
2007	390
2008	292

$2,262

The Company leases certain property and equipment through capital leases. These long-term leases are noncancelable and expire on varying dates through 2008. At December 31, 2003 and 2002, the cost of assets under capital leases is $1.3 million and $0.9 million, respectively. The related accumulated amortization as of December 31, 2003 and 2002 was $0.8 million and $0.5 million, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

Future minimum lease payments under capital lease obligations consist of the following for the years ending December 31 (in thousands):

2004	$231
2005	208
2006	69

508
Less amount representing interest
at 8.76% per annum	(48)

$460

Employee Benefit Plans
The Company maintains a 401(k) Salary Deferral Plan (the “Plan”) whereby eligible employees may voluntarily contribute up to a maximum percentage of compensation, as specified in Internal Revenue Code limitations. The Company may match a percentage of employee contributions at its discretion. Employer matching contributions and administrative costs relating to the Plan totaled $0.5 million, $0.4 million and $0.2 million for 2003, 2002 and 2001, respectively.

Effective March 1, 2002, the Company adopted a non-qualified deferred compensation plan for its senior management. This plan permits deferral of a portion of compensation until a specified period of time. As of December 31, 2003, and 2002, both the current vested liability and the plan assets were $1.4 million and $0.5 million, respectively, and are included in the Company’s consolidated statement of financial condition in accrued liabilities and other assets, respectively. The use of plan assets is legally restricted to distributions to participants or creditors in the event of bankruptcy.

Put-backs of Sold Receivables
As an alternative to collection, the Company may elect to sell certain purchased receivables. The sale agreements generally provide the purchaser a right to put-back any purchased receivable that does not meet certain criteria, as defined. The Company has not provided a reserve for put-backs as of December 31, 2003 in its consolidated financial statements as management believes, based on historical experience, that such an obligation is de minimis.

Third Party Service Agreement
The Company services a pool of charged-off consumer accounts on behalf of an unrelated third party. Servicing fees received under this arrangement were $1.6 million, $3.7 million, and $5.5 million for the years ended December 31, 2003, 2002, and 2001, respectively. In February of 2003, the Company elected to return all exhausted receivables to the owner of the portfolios; however, it has retained the servicing rights for certain receivables in active work queues and those placed with its attorney network. As a result of this action, the Company anticipates a decline in service fee income related to these receivables.

Employment Agreements
In March 2002, the Company entered into employment agreements with two executive officers. Such agreements generally provided for one-year terms and base compensation aggregating $0.6 million per annum, plus incentive compensation, as defined. The agreements provide for severance payments over periods between one year and one and a half years upon termination without cause, as defined.

Self Insured Health Benefits Plan
Effective June 1, 2003, the Company established a self-insured health benefits plan for its employees. This plan is administered by a third party, and has stop loss provisions insuring losses beyond $40 thousand per employee per year, and $1.6 million per year in the aggregate, subject to adjustment as defined. As of December 31, 2003, the Company recorded a reserve for unpaid claims in the amount of $0.1 million in accrued liabilities in the Company’s consolidated statement of financial condition. This amount represents the Company’s estimate of incurred but not reported claims from the inception of the plan at June 1, 2003 to December 31, 2003.

Self Insured Workers Compensation Plan
Effective November 1, 2003, the Company established a self-insured workers compensation plan for its employees. This plan is administered by a third party, and has stop loss provisions insuring losses beyond $350 thousand per employee per occurrence, and $1.3 million per year in the aggregate, subject to adjustment as defined. As of December 31, 2003, the Company recorded a reserve for unpaid claims in the amount of $0.1 million in accrued liabilities in the Company’s consolidated statement of financial condition. This amount represents the Company’s estimate of incurred but not reported claims from the inception of the plan at November 1, 2003 to December 31, 2003.

Forward Flow Agreements
As of December 31, 2003, the Company had two forward flow agreements under which it purchased charged-off receivables from the seller/originator on a periodic basis at a set price over a specified time period. Each of the agreements is cancelable by either party upon 60 days written notice without penalty. For the year ended December 31, 2003, the Company paid $32.8 million for receivables portfolios under forward flow agreements, which represented 36.6% of the $89.8 million in portfolio investments for the year. For the year ended December 31, 2002 the Company paid $12.4 million for receivable portfolios under forward flow agreements, which represented 19.8% of the $62.5 million in portfolio investments for the year.

Purchase Concentrations
The following table summarizes the concentration of our purchases by seller by year for the following periods, adjusted for put-backs, account recalls and replacements (in thousands):

	Concentration of Initial Purchase Cost by Seller

	2003		2002		2001
	Cost	%	Cost	%	Cost	%

Seller 1	$30,420	33.9%	$20,223	32.3%	$13,222	33.9%

Seller 2	23,614	26.3	5,214	8.3	2,463	6.3

Seller 3	3,862	4.3	23,463	37.5	2,292	5.9

Seller 4	–	–	3,780	6.1	8,871	22.7

Seller 5	–	–	398	0.6	8,375	21.4

Seller 6	4,773	5.3	–	–	1,167	3.0

Seller 7	–	–	1,218	2.0	–	–

Seller 8	–	–	–	–	–	–

Seller 9	–	–	–	–	–	–

Seller 10	–	–	–	–	–	–
Other	27,165	30.2	8,229	13.2	2,640	6.8

	89,834	100.0%	62,525	100.0%	39,030	100.0%

Adjustments (A)	(431)		(1,000)		(831)

Adjusted Cost	$89,403		$61,525		$38,199

(A) Adjusted for put-backs, account recalls and replacements

Note 13. Quarterly Information (Unaudited) (in thousands, except per share amounts):

	Three Months Ended

	March 31	June 30	September 30	December 31

2003
Gross collections	$47,083	$46,650	$49,095	$47,691
Revenues	$28,123	$28,391	$29,539	$31,449

Total operating expenses	$17,391	$18,293	$19,467	$19,829

Net income	$8,166	$3,309	$3,104	$3,841

Basic earnings per share	$1.09	$0.43	$0.40	$0.18

Diluted earnings per share	$0.44	$0.17	$0.15	$0.16

2002
Gross collections	$33,840	$35,780	$38,739	$40,449
Revenues	$18,196	$20,129	$24,406	$27,649

Total operating expenses	$13,813	$15,369	$16,502	$18,231

Net income	$233	$692	$2,521	$10,343

Basic earnings per share	$0.02	$0.08	$0.32	$1.38

Diluted earnings per share	$0.02	$0.04	$0.14	$0.57